No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2006

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On July 3, 2006, Takeo Fukui, President and CEO of Honda Motor Co., Ltd. announced plans to strengthen its business structure in India. Strengthening the foundation for growing overseas markets like India is one of Honda’s three key global strategies, together with strengthening the foundation of our business in the U.S. and Japan, and enhancing Honda’s leadership commitment to protect the environment.

Exhibit 2:

On July 13, 2006, Honda announced the release of an all-new Stream. Featuring a low-floor platform, the new Stream combines stylish compact exterior with a comfortable interior and powerful driving performance. With a low overall height of 1,545mm, the new Stream has a modern dynamic look and fits conveniently into most restricted-height mechanical parking lots. The new Stream went on sale from Friday, July 14 at Honda automobile dealers throughout Japan. (Ref.#A06-029)

Exhibit 3:

On July 24, 2006, Honda Motor Co., Ltd. announced a summary of automobile production, domestic sales, and export results for the months of June and the first six months of 2006. Honda set an all-time record of worldwide auto production for the period of first six months of 2006. (Ref.#C06-066)

Exhibit 4:

On July 25, Honda announced plans to enter the innovative “HondaJet” in the growing Very Light Jet market, with the process of accepting sales orders expected to begin in the U.S. in fall 2006. Toward this goal, Honda will establish a new U.S. company to hold FAA type certification and production certification. Honda’s goal is to complete type certification in about 3-4 years, followed by the start of production in the U.S.

Exhibit 5:

On July 26, 2005, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for Business Management Operation
Honda Motor Co., Ltd.

Date: August 21, 2006

Honda to strengthen Overall Business in India

NEW DELHI, India, July 3, 2006– Takeo Fukui, President and CEO of Honda Motor Co., Ltd. announced plans to strengthen its business structure in India.

•	In cooperation with its business partners in India, Honda has established a solid business foundation in India since 1984 when a motorcycle joint venture was established. Over the past 20 years, we have been committed to achieve steady progress in growing all our businesses in India.

•	The Indian two wheeler market has reached 7 million units. Of that total, 3.6 million units are accounted for by Honda brand two wheelers sold by Hero Honda Motors Ltd. and Honda Motorcycle & Scooter India (Private) Ltd. This is the largest number of two-wheelers Honda sells in any single country in the world.

•	In our automobile business, the annual production capacity of Honda Siel Cars India Ltd. was expanded to 50,000 units at the end of last year. And by the end of next year, we will double this annual capacity to 100,000 units.

•	The total scale of business of Honda’s four companies, including power products sold by Honda Siel Power Products Ltd., is one of the highest of any Japanese investment in India.

•	Moreover, combining the sales of all Honda products together, we are meeting 3.8 million customers a year in India. That means India has the second largest number of customers who love and support Honda products in the world, next only to the United States.

•	Importantly, the effort to strengthen the foundation for growing overseas markets like India is one of Honda’s three key global strategies, together with strengthening the foundation of our business in the U.S. and Japan, and enhancing Honda’s leadership commitment to protect the environment.

•	Among all the world’s growing markets, India is one of the most important business areas for Honda, with the highest growth potential.

•	On July 4, Honda will introduce the third production car in India, the global model, Civic. Civic is expected to further strengthen the Honda business platform in India.

•	Mr Masahiro Takedagawa, an Operating Officer of Honda, is taking helm of a new Parts business company, Honda Motor India (Pvt) Ltd, along with his current responsibility as the president of Honda Siel Cars India. Moreover, he will coordinate the three Honda businesses in India - namely, two-wheelers, automobiles, and power products, in order to make the best business strategy suited for India.

•	Honda’s aim for automotive sales figure in 2010 is expected to exceed 150,000 - three times the current level of 50,000.

•	In addition to expanding the sale of existing models, Honda already has begun investigation for a new model, smaller than CITY ZX.

•	Honda firmly believes that India will continue to grow.

ref. # A06-029

Honda Announces an All-New Stream

July 13, 2006—Honda Motor Co., Ltd. announced today the release of an all-new Stream. Featuring a low-floor platform, the new Stream combines stylish compact exterior with a comfortable interior and powerful driving performance. With a low overall height of 1,545mm1, the new Stream has a modern dynamic look and fits conveniently into most restricted-height mechanical parking lots. The new Stream will go on sale from Friday, July 14 at Honda automobile dealers throughout Japan.

The new, second-generation Stream is a 7-passenger car with the versatility and functionality to make getting around a true pleasure. Along with its vibrant, low-slung styling, it delivers total comfort and a feeling of integration wherever the driver and passengers come in contact with the vehicle — whether getting in and out, steering, throttle response, or changing the seat arrangements.

Body frame rigidity has been enhanced for improved driving performance, and the front sub-pillars have been eliminated to attain a significant increase in visibility. The floor design has also been significantly improved to create a flat foot area from corner to corner and a significantly lower floor for the third row of seats. These innovations mean improved passenger comfort as well as a lower center of gravity for superior handling. Both powerplants—the newly developed 2.0l i-VTEC engine with CVT and the 1.8l i-VTEC engine with 5-speed automatic transmission—deliver powerful, smooth driving performance from low-to-mid speeds.

The sporty RSZ, available in both 2.0-liter and 1.8-liter versions, comes equipped with 17-inch aluminum wheels and a custom-tuned suspension for extra driving enjoyment. The RSZ’s custom aerodynamic parts, black interior, and other attractive design features combine to enhance the car’s sporty driving image.

All models have earned Japanese Ministry of Land, Infrastructure and Transport certification as Low-Emissions Vehicles, with emission levels 75% lower than those required by 2005 standards, while the front-wheel-drive models exceed Japanese government fuel economy standards for 2010 by 10%.

The new Stream is also available with the most advanced Honda safety technologies, including IHCC2 (Intelligent Highway Cruise Control), which controls vehicle speed and distance to the car ahead to reduce the burden on the driver, and CMBS2 (Collision Mitigation Brake System) + E-pretensioners2, which uses millimeter wave radar technology to detect the possibility of a collision and then help avoid or reduce the force of the collision.

[1]	4WD model height is 1,570mm (micro antenna excluded from both measurements).
[2]	Available as a factory option on all FWD models

X (FWD)	RSZ (2.0l FWD)

●Monthlysales target (Japan):	5,000 units

●Manufacturer’s suggested retail price:	m indicates models shown in photos

Type	Engine	Transmission	Drive	Price (incl. tax)	(before tax)
X	1.8l i-VTEC	5AT	FWD	¥1,806,000	(¥1,720,000)	m
			4WD	¥2,068,500	(¥1,970,000)
RSZ (1.8l)		5AT + paddle shift	FWD	¥2,068,500	(¥1,970,000)
			4WD	¥2,331,000	(¥2,220,000)
G	2.0l i-VTEC	CVT	FWD	¥2,037,000	(¥1,940,000)
		5AT	4WD	¥2,299,500	(¥2,190,000)
RSZ (2.0l)		CVT + paddle shift	FWD	¥2,278,500	(¥2,170,000)	m
		5AT + paddle shift	4WD	¥2,541,000	(¥2,420,000)

*	Prices are for reference only and do not include insurance, taxes (except consumption tax) registration, or other fees.
*	In accordance with the automobile recycling law, a separate recycling fee will be levied. The recycling fee includes a recycling deposit (to cover expenses required to recycle shredder dust, air bags, and fluorocarbons, plus an information management fee) and a capital management charge.
*	For Premium White Pearl body color, add ¥31,500 (¥30,000 before consumption tax).

m	Body colors (7 colors, including 1 new color)

Cool Amber Metallic (new color); Premium White Pearl; Alabaster Silver Metallic; Nighthawk Black Pearl; Neutron Blue Metallic; Royal Blue Pearl; Milano Red

m	Interior colors (3 colors)

Beige (X, G); Chic Brown (X, G); Black (RSZ)

tKey Features of the New Stream

●Styling

The new Stream’s dynamic styling features an agile, low-slung form that expresses functional beauty reminiscent of a coupe.

•	The low overall ride height imparts a vibrant aesthetic, while the sporty, dynamic exterior design belies the utility of the extra third row of seating.

•	The RSZ boasts an even more sporty image thanks to its custom aerodynamic parts.

●Packaging

The comfortable interior breathes relaxation and quality from every nook and cranny.

•	The wheelbase has been increased by 20mm1 and the pedal layout adjusted to increase the tandem distance between the second and third row seats by 30mm1, giving more room to third-row passengers.
•	The side sill has been redesigned to obtain an extra 20mm1 of width for passengers in the first and second rows. For the third row, the use of a slim fuel tank permits a lower floor, while the reduced cross section in the rear frame results in more width. The adoption of a separate rear frame and floor panel construction allows for a floor flat all the way out to its edges on both sides.
•	The floor tunnel has been eliminated for a significant gain in leg room. Exhaustive efforts to remove even minor bumps and gradations in the floor overall result in a completely flat floor that creates a relaxing space, no matter where the passenger is sitting.

[1]	Honda calculations. All comparisons are with the previous model.

●Interior

The new Stream’s interior combines a sporty driving environment with a refined, modern quality.

•	The instrument panel features two oversized meters positioned for easy viewing, along with a center panel angled toward the driver for enhanced ease of use. The internal configuration of the instrument panel has been made more compact to secure more room for the driver’s legs, while the portion of the dashboard on the passenger’s side employs soft materials to give the passenger a heightened feeling of security.

•	The instruments and center-console cup holders are finished with ring-shaped metal rims to impart a modern feel. Blue lighting at night creates a change from daytime ambience.

•	A telescopic tilt steering wheel and seat height adjuster allow the driver to find just the right driving position.

●Utility

The new Stream’s simple, easy utility features are designed for maximum ease of use.

•	The seat mechanisms are designed for easy operation. The second-row seat is equipped with an easy-to-use walk-in slide mechanism that allows third-row passengers to enter the vehicle comfortably, while both the second- and third-row seatbacks can be folded down for increased luggage space.

•	A variety of storage compartments are located around the cockpit and for each of the three rows of seating. Shape, volume, and positioning of the compartments have been designed for maximum ease of use.

•	The luggage area features two separate, lidded compartments left and right, for greater versatility to suit a variety of uses.

●Powertrain

The intelligent powertrains deliver strong acceleration and near-perfect linear response.

•	Newly developed 2.0-liter i-VTEC engine and 1.8-liter i-VTEC engine.

The i-VTEC system further improves on Honda’s original VTEC (Variable Valve Timing and Lift Electronic Control) technology to allow the engine to retard intake valve closure timing under low engine-load driving conditions. Valve control is complemented by a DBW (Drive By Wire) system that provides optimum throttle valve control, significantly reducing pumping losses. This results in greater energy efficiency, for a major improvement in fuel economy while cruising. At the same time, improved intake efficiency and a higher compression ratio create ample low-range torque, while comprehensive friction reduction measures and precise air-fuel ratio control result in outstanding fuel economy.

•	The increased energy efficiency of the i-VTEC variable valve timing control system is further enhanced by a 3-stage variable-length intake manifold on the newly developed 2.0-liter engine to deliver torquey performance at all engine speeds, while the 1.8-liter engine employs a variable-length intake manifold that optimizes intake ram effect. Both engines achieve excellent fuel economy of 14.8km/l [2], exceeding Japanese government fuel economy standards for 2010 by 10%[3], along with outstanding exhaust emission performance certified by the Japanese Ministry of Land, Infrastructure and Transport as being 75% lower than that required by 2005 standards.

•	2.0-liter models are equipped with a CVT (Continuously Variable Transmission) with torque converter[4]. The torque converter delivers powerful, snappy off-the-line performance to go with the CVT’s smooth, seamless acceleration.

•	1.8-liter models come with a 5-speed automatic transmission that takes advantage of the engine’s performance characteristics to achieve both powerful acceleration and outstanding fuel economy. The upgrade to a 5-speed transmission from the previous Stream’s 4-speed transmission permits both a wider overall range of gearing and closer gear ratios.

•	The RSZ comes equipped with a paddle shifter with intelligent control. Operating the paddle shifter when the transmission is in Drive automatically flips the transmission into manual mode. The transmission then detects driving conditions, paddle-shifter and throttle operation to automatically return to auto mode, so anyone can enjoy carefree, sporty shifting. What’s more, the RSZ (2.0l FWD) with CVT also comes with a 7-speed manual-shift mode to make the most of the CVT’s remarkable shifting freedom. Intelligent shift control captures the driver’s sensibility more faithfully than ever.

[2]	G (FWD), X (FWD)
[3]	FWD models
[4]	G (FWD), RSZ (2.0L FWD)

●Chassis

The new Stream’s high-balance chassis combines smooth handling with a flat ride.

•	Suspension geometry has been reworked to produce both linear handling and a flat ride. The attachment points of the suspension and the steering box were strengthened while the chassis made more rigid overall, with improved rigidity balance.

•	In the front, a McPherson strut suspension is employed for its outstanding space efficiency. A side-force cancellation spring has also been adopted to improve ride comfort while maintaining the compactness of the suspension.

•	In the rear, a compact, reactive-link, double-wishbone suspension contributes toward increased space for passengers in the third row of seats. The lower arm employs high-tensile steel for significantly higher rigidity to handle the loads imposed by the large, wide tires and provide improved stability. The use of more compliant shock absorbers and upper suspension arm bushings enhances ride comfort and reduces road noise.

•	The RSZ features a rear stabilizer bar, large, 17-inch tires, a front spoiler, and front strakes along with custom-tuned spring rates and shock absorber damping characteristics. The result is superior handling stability with no loss in ride comfort.

●Body

A high-precision body combines passenger comfort, driving performance, and stability.

•	Use of strong, lightweight, high-tensile steel has been expanded, along with tailored blanks that incorporate fused steel plates of varying thickness and materials for more efficient strengthening. This results in increased rigidity and a 10kg reduction in body weight over the previous model.

•	Pillar joints have been strengthened to improve the rigidity of the body door frames, and the sub-pillar located behind the front pillar in the previous model eliminated to secure increased visibility and contribute to a cleaner outer appearance.

●Advanced Features

A full range of advanced features imparts a level of comfort and security normally only found in higher grade vehicles.

•	The IHCC (Intelligent Highway Cruise Control)[5] vehicle speed and distance control system helps reduce the burden on the driver during freeway driving. It assesses driving conditions using data from vehicle speed and yaw rate sensors, along with data from a millimeter-wave radar unit built into the front grille of the vehicle that measures the distance to the vehicle ahead. In addition to maintaining the vehicle at a set speed, this cruise control system automatically regulates vehicle speed and distance depending on whether or not there is a vehicle in the same lane ahead.

•	The Honda HDD InterNavi System[6] with rear camera utilizes the enormous information storage of a high-capacity (30GB) hard drive to deliver a wide range of information. The 7-inch touch-panel display provides an easy-to-see, easy-to-operate interface, while Bluetooth[7] compatibility enables wireless connection with cellular phones for even more powerful communications capabilities.

•	The Honda Smart Card Key System[8] allows the card key holder to lock and unlock the doors and tailgate and operate the ignition with a single touch.

[5]	Factory option on all FWD models
[6]	Factory option on all models
[7]	Bluetooth is a registered trademark of Bluetooth SIG, Inc. of the US.
[8]	Factory option on all models

●Safety Performance

Advanced safety performance prevents accidents before they can occur, predicts and prepares for impending accidents, and mitigates injury and vehicle damage should a accident occur.

•	The Vehicle Stability Assist (VSA) system—which includes the Antilock Brake System (ABS), Traction Control System (TCS), and sideslip control[9]—works in combination with the DBW electronic throttle control that optimizes engine torque to achieve more precise vehicle control.

•	The Collision Mitigation Brake System (CMBS)[9] uses millimeter-wave radar, assessing collision risk based on inter-vehicle distance and relative vehicle speeds. As a risk of collision is assessed, the system uses audio and visual warnings and light braking to alert the driver and prompt preventative action. As collision risk increases to the point where a collision unavoidable, the system activates the brakes more firmly to help reduce vehicle speed and mitigate damage and injuries.

•	A side curtain airbag system[10] for the first-to-third-row seats is available as a set option combined with the front-seat i-side airbag system.

•	Honda’s Crash Compatibility Body enhances passenger protection while mitigating impact on the other vehicle.

•	The vehicle is also designed to mitigate pedestrian injury in the event of a collision.

•	The head shock protection interior designed to protect vehicle occupants form shocks to the head in the event of a collision.

•	All models are equipped with front seats designed to reduce the impact of a rear collision on an occupant’s neck area.

•	All models are equipped with ABS (Anti-lock Brake System) with EBD (Electronic Brake Distribution) and brake assist.

[9]	Factory option on all FWD models
[10]	Factory option on all models

●Environmental Performance

Advanced clean technologies result in outstanding environmental performance.

•	All models are certified by the Japanese Ministry of Land, Infrastructure and Transport as having emissions levels 75% lower than what is required by 2005 standards.

•	Front-wheel-drive models exceed Japanese government fuel economy standards for 2010 by 10%.

•	The G/RSZ 4WD model complies with Japanese government fuel economy standards for 2010. The X 4WD model exceeds Japanese government fuel economy standards for 2010 by 5%[11].

•	Interior VOC (Volatile Organic Compound) levels have been reduced in all models to within the guidelines set out by the Japanese Ministry of Health, Labor and Welfare.

[11]	Vehicles equipped with the factory option 17-inch aluminum wheels model complies with Japanese government fuel economy standards for 2010.

Publicity materials relating to the new Stream are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Ref.#C06-066

Honda Sets 10th Straight All-Time First Six Months Record

for Worldwide Production

July 24, 2006 – Honda Motor Co., Ltd. today announced a summary of automobile production, domestic sales, and export results for the months of June and the first six months of 2006. Honda set an all-time record of worldwide auto production for the period of first six months of 2006.

<Production>

June 2006

Domestic production for the month of June increased 8.8% compared to the same month a year ago due to an increase in production of export models. It is the first time in two months since April 2006, that domestic production increased compared to the same month a year ago.

Overseas production in June increased 6.7%, mainly due to production increases in North America and Asia. It is the eleventh consecutive month since August 2005, that overseas production increased over the same month a year ago.

Worldwide production in June increased 7.4%. It is the eleventh consecutive month since August 2005, that worldwide production increased over the same month a year ago.

Domestic, overseas and worldwide production as well as production in North America, the U.S., Europe, Asia and China achieved a new all-time monthly record for June production.

Calendar Year 2006

Total domestic production for the first six months of the year decreased 0.8% from the same period a year ago, due to a decrease in production of domestic models. This is the first time in three years since 2003, that domestic production declined compared to the same period of the previous year.

Overseas production increased 8.5% from the same period a year ago, mainly due to production increases in North America and Asia. This is the tenth consecutive year, since 1997, that overseas production exceeded the total production of the same period of the previous year.

Worldwide production increased 5.0% from the same period a year ago. This is the eighth consecutive year, since 1999, that worldwide production exceeded the total production of the same period of the previous year.

Honda set all-time first six months records for overseas and worldwide production, as well as production in North America, the U.S., Europe, Asia, and China.

<Japan Domestic Sales>

June 2006

Domestic auto sales of 66,670 units for the month of June represents a 5.0% decline compared to the same month a year ago, due to decreased sales in new vehicle registrations (passenger car and light truck sales). It is the third consecutive month, since April 2006, that domestic sales decreasedcompared to the same month a year ago.

New vehicle registrations (passenger car and light truck sales) totaled 37,048 units for the month of June, a 19.5% decline compared to the same month a year ago. This was primarily due to stagnating demand for the Step Wagon and Air Wave. It is the third consecutive month since April 2006, that sales of new vehicle registrations declined compared to the same month a year ago.

Sales of mini-vehicles totaled 29,622 units for the month of June, a 22.9% increase compared to the same month a year ago. This was due to increased sales of the Zest and the That’s. It is the fourth consecutive month since March 2006, that sales of mini-vehicles increased over the same month a year ago.

The Life was Honda’s best selling vehicle in June with sales of 9,707 units, and it was the industry’s fourth best selling mini vehicle. The Fit ranked as Honda’s second best selling vehicle for the month of June. Fit was 9,482 units, the third best selling car among new vehicle registrations (not including mini vehicles). The Zest ranked as Honda’s third best selling vehicle for the month of June with sales of 8,611 units, the fifth best selling car among mini vehicle in the industry. The Step Wagon was Honda’s fourth best selling vehicle for the month of June with sales of 8,130 units, and it ranked as the fourth best selling vehicle in the industry.

Calendar Year 2006

Domestic auto sales for the first half of 2006, totaled 351,483 units, a 4.0% decline compared to the same period a year ago, due to decreased new vehicle registrations (passenger car and light truck sales). This is the fourth consecutive year since 2003, that domestic sales declined compared to the same period of the previous year.

New vehicle registrations (passenger car and light truck sales, not including mini vehicles) for 2006 decreased 8.1% compared to the same period of previous year, mainly due to drop in sales of Fit and Odyssey due to stabilizing demand. It is the fourth consecutive year since Calendar Year 2003, that new vehicle registrations declined compared to the same period of the previous year.

Sales of mini vehicles for the first half of 2006 increased 3.0% compared to the same period of the previous year due to increased sales of the Zest. It is the third consecutive year since 2004, that total mini vehicle sales increased compared to the previous year.

<Exports>

June 2006

Exports for the month of June increased 20.8% compared to the same month a year ago, mainly due to increase in export to North America. This is the first time in two months, since April 2006, that exports for the month of June exceeded the total exports of the same month a year ago.

Calendar Year 2006

Total exports for the first half of 2006 increased 11.3% compared to the same period of the previous year, mainly due to increased exports for North America. It is the fifth consecutive year since calendar year 2002, that exports increased over the same period of the previous year.

PRODUCTION, SALES, EXPORTS (June 2006)

Production

	June 2006		Year-to-Date Total (Jan-June 2006)		*1st Quarter Fiscal Year 2006
	Units	vs.6/05	Units	vs.2005	Units	vs.2005
Domestic (CBU+CKD)	120,851	+8.8%	647,576	-0.8%	317,993	+4.4%
Overseas (CBU only)	206,188	+6.7%	1,170,601	+8.5%	594,605	+7.2%

Worldwide Total	327,039	+7.4%	1,818,177	+5.0%	912,598	+6.2%

	*(April/01/2006~June/30/2006)

Production by region

	June 2006		Year-to-Date Total (Jan-June 2006)		*1st Quarter Fiscal Year 2006
	Units	vs.6/05	Units	vs.2005	Units	vs.2005
North America	122,258	+2.7%	719,342	+4.5%	356,333	+3.0%
(USA only)	83,942	+2.5%	505,888	+6.9%	247,567	+4.1%
Europe	16,615	+4.1%	98,950	+1.7%	47,081	-2.6%
Asia	58,064	+15.2%	306,591	+21.1%	167,057	+21.1%
(China only)	32,410	+25.2%	161,793	+34.1%	88,357	+29.3%
Others	9,251	+16.4%	45,718	+13.2%	24,134	+8.3%

Overseas Total	206,188	+6.7%	1,170,601	+8.5%	594,605	+7.2%

	*(April/01/2006~June/30/2006)

Japan Domestic Sales

Vehicle type	June 2006		Year-to-Date Total (Jan-June 2006)		*1st Quarter Fiscal Year 2006
	Units	vs.6/05	Units	vs.2005	Units	vs.2005
Registrations	37,048	-19.5%	213,037	-8.1%	91,948	-16.8%
Mini Vehicles	29,622	+22.9%	138,446	+3.0%	75,289	+12.4%

Honda Brand Total	66,670	-5.0%	351,483	-4.0%	167,237	-5.8%

	*(April/01/2006~June/30/2006)

Export from Japan

	June 2006		Year-to-Date Total (Jan-June 2006)		*1st Quarter Fiscal Year 2006
	Units	vs.6/05	Units	vs.2005	Units	vs.2005
North America	29,490	+20.2%	170,408	+21.9%	85,222	+29.0%
(USA only)	23,520	+3.5%	148,546	+18.9%	72,055	+21.0%
Europe	13,747	+21.8%	71,851	-5.6%	31,670	-20.2%
Asia	1,349	+12.4%	9,682	+10.5%	4,786	+16.8%
Others	12,216	+22.0%	60,310	+7.8%	34,929	+12.5%

Total	56,802	+20.8%	312,251	+11.3%	156,607	+11.2%

*(April/01/2006~June/30/2006)

For more information, contact:

Jeffrey Smith, American Honda Motor Co., Inc.: (310) 781-5542

Shigeki Endo, Honda Motor Co., Ltd.: (Japan): +81 3-5412-1512

Mark Miller, Piper Aircraft, Inc.: (772) 299-2900

FOR IMMEDIATE RELEASE – July 25, 2006

Honda to Begin Sales of Very Light Jet – “HondaJet”

— Honda and Piper Aircraft to Form New Business Alliance —

OSHKOSH, WIS. — Honda today announced plans to enter the innovative HondaJet in the growing very light jet market, with the process of accepting sales orders expected to begin in the U.S. in fall 2006. Toward this goal, Honda will establish a new U.S. company to hold FAA type certification and production certification. Honda’s goal is to complete type certification in about 3-4 years, followed by the start of production in the U.S.

Making the announcement at the Experimental Aircraft Association (EAA) AirVenture 2006, the world’s largest annual aviation gathering, Honda also revealed plans to form a business alliance with Piper Aircraft, Inc. to collaborate on sales and service, and to explore opportunities in engineering and other areas within general and business aviation.

Honda and Piper will provide a new level of sales and service to meet the needs of jet customers with the goal of setting a higher standard for the quality of the ownership experience. No specific details regarding additional collaboration were announced.

“Aviation has been an important dream of Honda for more than four decades,” said Satoshi Toshida, senior managing director of Honda Motor Co., Ltd. “Our goal is consistent with the philosophy of other Honda products — to provide convenient and efficient transportation that will make people’s lives better. We are excited now to enter a new dimension of mobility.”

- more -

HondaJet Announcement

“In Piper we believe we have a partner we can collaborate with in our effort to bring new value to customers in the very light jet market,” said Toshida.

“Honda is a company with a rich heritage of bringing high quality, innovative products to market,” said James K. Bass, president and CEO of Piper Aircraft, Inc. “This business alliance is a perfect fit given the commitment both Piper and Honda have to providing our respective customers with world class products and services. Piper is very excited about this alliance and the way it complements our vision for the future.”

HondaJet features several innovations that help it achieve far better fuel efficiency, larger cabin and luggage space and higher cruise speed than conventional aircraft in its class. The announcement to commercialize HondaJet comes one year after the plane made its world public debut at EAA AirVenture 2005 in Oshkosh, Wis.

The result of 20 years of aviation research, key HondaJet innovations include a patented over-the-wing engine-mount configuration, a natural-laminar flow (NLF) wing and fuselage nose, and an advanced all-composite fuselage structure.

“We want to create new value within the aviation market through the unique new design of HondaJet,” said Michimasa Fujino, HondaJet project leader and vice president of Honda R&D Americas, Inc. “Our goal is to deliver three key attributes – performance, quality and comfort – beyond what people currently expect from light business jets.”

HondaJet’s NLF wing and NLF fuselage nose were developed through extensive analyses and wind-tunnel testing. These designs help HondaJet achieve low drag. HondaJet’s patented over-the-wing engine-mount configuration helps eliminate the need for a structure to mount the engines to the rear fuselage, maximizing space in the fuselage for passengers and luggage. Further, by determining the optimal position for the engines, the over-the-wing mount actually reduces drag at high speed to improve fuel efficiency.

The advanced all-composite fuselage structure consists of a combination of honeycomb sandwich structure and co-cured stiffened panels. It was developed to reduce weight and manufacturing costs. This aircraft is also outfitted with a state-of-the-art all-glass flight deck with an integrated avionics system that displays all information digitally on a high resolution flat display, and also has an autopilot function.

- more -

HondaJet Announcement

To date the prototype six-to-seven seat HondaJet has completed more than 240 hours of flight-testing since December 2003. So far, the prototype HondaJet has achieved an altitude of 43,000 feet and a speed of 412 knots and is on course to meet or exceed all of its design specifications.

Piper Aircraft, Inc., headquartered in Vero Beach, Fla., is the only general aviation manufacturer to offer a complete line of aircraft for every general aviation mission, from trainers and high-performance aircraft for personal and business use to turbine-powered business aircraft. In its 70-year history, Piper has produced more than 144,000 aircraft and developed more than 180 different models. Piper covers the global marketplace with 80 sales and service centers worldwide.

Honda is one of the world’s leading producers of mobility products including its diverse line-up of automobiles, motorcycles and ATVs, power products, marine engines and personal watercraft. Honda is the world’s preeminent engine-maker, with annual worldwide production of more than 20 million engines. On a global basis, Honda has more than 130 manufacturing facilities in 29 nations.

Honda began operations in North America in 1959 with the establishment of American Honda Motor Co., Inc., Honda’s first overseas subsidiary. Honda began assembling motorcycles in America in 1979, with U.S. automobile manufacturing starting in 1982. Honda now employs more than 28,000 Americans in the design, manufacture and marketing of its products in America. Honda currently builds products in 13 manufacturing plants in North America, with three major R&D centers in the U.S.

For more information, and for access to HondaJet photography and video footage, please go to hondanews.com. For additional information on HondaJet, please go to world.honda.com/hondajet.

# # #

July 26, 2006

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER

ENDED JUNE 30, 2006

Tokyo, July 26, 2006 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2006.

First Quarter Results

Honda’s consolidated net income for the fiscal first quarter ended June 30, 2006 totaled JPY 143.4 billion (USD 1,244 million), an increase of 29.6% from the corresponding period in 2005. Basic net income per Common share for the quarter amounted to JPY 78.46 (USD 0.68), compared to JPY 59.87 for the corresponding period in 2005. One of Honda’s American Depository Shares represents one Common Share.

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADR exchange ratio was changed from one share of common stock to two ADRs, to one share of common stock to one ADR. Basic net income per common share and ADR were calculated based on the number of common shares after the stock split.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,599.7 billion (USD 22,559 million), an increase of 14.8% from the corresponding period in 2005. Revenue was mainly increased in automobile business in North America and Latin America. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the corresponding period in 2005, revenue for the quarter would have increased by approximately 7.8%.

Consolidated operating income for the quarter totaled JPY 203.5 billion (USD 1,766 million), an increase of 19.4% compared to the corresponding period in 2005. This increase in operating income was primarily due to the positive impact of increased profit attributable to higher revenue, decreased research and development (R&D) expenses and currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the soaring raw material costs and increased selling, general and administrative (SG&A) expenses.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 186.9 billion (USD 1,623 million), an increase of 29.6% from the corresponding period in 2005.

Equity in income of affiliates, which is mainly attributable to increased sales in automobile business in China, amounted to JPY 30.1 billion (USD 262 million) for the quarter, an increase of 42.8% from the corresponding period in 2005.

Business Segment

With respect to Honda’s sales for the fiscal first quarter by business segment, unit sales of motorcycles totaled 2,380 thousand units, a decrease of 7.8% from the corresponding period in 2005. Unit sales in Japan was 89 thousand units, a decrease of 6.3%. Overseas unit sales was 2,291 thousand units, a decrease of 7.8%*, due mainly to a decrease in unit sales of parts for local production at Honda’s affiliates accounted for under the equity method in Indonesia which was caused by a decline in the market environment due mainly to a rise of interest rate, offsetting healthy unit sales in Latin America. Revenue from unaffiliated customers increased 17.8%, to JPY 310.1 billion (USD 2,691 million) from the corresponding period in 2005, due mainly to the positive impacts of the currency translation effects and the change in model mix, offsetting the negative impact of decreased unit sales. Operating income increased by 27.4 % to JPY 13.1 billion (USD 114 million) from the corresponding period in 2005, due mainly to the positive impacts of the increased profits attributable to higher revenue, the change in sales price in Latin America and the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased SG&A expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or such subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results and forecasts. Such products amounted to approximately 500 thousand units for the quarter.

Honda’s unit sales of automobiles was 896 thousand units, increased by 6.7% from the corresponding period in 2005. In Japan, unit sales decreased 6.6% to 156 thousand units. Overseas unit sales increased 10.0% to 740 thousand units, due mainly to the increased unit sales in North America attributable to good sales of, for example, the Civic and the Fit and the increase in unit sales of parts for local production at Honda’s affiliates accounted for under the equity method in China. Revenue from unaffiliated customers increased 13.5% to JPY 2,095.6 billion (USD 18,185 million) from the corresponding period in 2005, due to the positive impacts of the currency translation effects and the increased unit sales. Operating income increased 12.7% to JPY 150.0 billion (USD 1,302 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue, the change in sales price in North America, the decreased R&D expenses and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the soaring raw material costs and the increased SG&A expenses.

Revenue from unaffiliated customers in financial services business increased 30.9% to JPY 89.9 billion (USD 781 million) from the corresponding period in 2005, due mainly to the positive impacts of the currency translation effects and the growth of automobile business in North America. Operating income increased 47.4% to JPY 29.2 billion (USD 254 million) from the corresponding period in 2005, due mainly to the positive impact of the decreased SG&A expenses due to the reversal of the allowance for losses on lease residual values and credit losses, which was attributable to the increase in used-car prices, the increased profit attributable to higher revenue due to the increased finance subsidiaries-receivables from growth of business and the currency effects caused by the depreciation of the Japanese yen, which offset negative impact of increased funding costs.

Honda’s unit sales of power products was 1,724 thousand units, up by 16.3 % from the corresponding period in 2005. In Japan, unit sales totaled 137 thousand units, an increase of 13.2%. Overseas unit sales was 1,587 thousand units, an increased of 16.6%, due mainly to the positive impact of increased unit sales of general-purpose engines in North America and Europe. Revenue from unaffiliated customers in power product and other businesses increased by 20.0% to JPY 103.9 billion (USD 902 million) from the corresponding period in 2005, due mainly to the positive impacts of the currency translation effects and the increased unit sales of power products. Operating income was JPY 11.0 billion (USD 96 million), an increase of 56.9% from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses.

Geographical Segment

With respect to Honda’s sales for the fiscal first quarter by geographical segment, in Japan, revenue for domestic and exports sales was JPY 1,109.2 billion (USD 9,626 million), up by 4.6% compared to the corresponding period in 2005, due primarily to the positive impact of the increased revenue from exports in automobile business, which offset the negative impact of the decreased unit sales in domestic automobile business. Operating income was JPY 48.9 billion (USD 425 million) from the corresponding period in 2005, up by 3.7%, due primarily to the positive impact of the increased profit attributable to higher revenue, the decreased R&D expenses and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the soaring raw material costs and the increased SG&A expenses.

In North America, revenue increased by 17.6% to JPY 1,467.9 billion (USD 12,738 million) from the corresponding period in 2005, due mainly to the positive impact of the increased revenue in all of Honda’s business segments, particularly motorcycle, automobile, financial services, and power product and other business, and the currency translation effects. Operating income increased by 57.4% to JPY 114.4 billion (USD 993 million) from the corresponding period in 2005, due primarily to the positive impact of the increased profit attributable to higher revenue, the change in sales price in automobile business, the decreased SG&A expenses and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the soaring raw material costs and the increased sales incentives.

In Europe, revenue increased by 9.3% to JPY 325.1 billion (USD 2,821 million) compared to the corresponding period in 2005, due primarily to the positive impact of the increased revenue in automobile business and the currency translation effects. Operating income decreased by 49.5% to JPY 6.4 billion (USD 56 million) from the corresponding period in 2005, due mainly to the negative impact of the change in model mix and the increased SG&A expenses, which offset the positive impact of the currency effects caused by the depreciation of the Japanese yen.

In Asia, revenue increased by 24.2% to JPY 287.5 billion (USD 2,495 million) from the corresponding period in 2005, due primarily to the positive impacts of the increased revenue in automobile business and the currency translation effects. Operating income increased by 1.4% to JPY 19.4 billion (USD 169 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In other regions, revenue increased by 51.3% to JPY 176.9 billion (USD 1,535 million) compared to the corresponding period in 2005, due mainly to the positive impact of the increased revenue in all of Honda’s business segments and the currency translation effects. Operating income increased by 11.6% to JPY 15.2 billion (USD 132 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased SG&A expenses.

Consolidated Statements of Cash Flows for the Fiscal First Quarter

Cash and cash equivalents at end of the period from April 1, 2006 through June 30, 2006 decreased by JPY 10.2 billion (USD 89 million) from March 31, 2006, to JPY 737.0 billion (USD 6,396 million). The reasons for the increases or decreases for each cash flow activity are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 169.4 billion (USD 1,470 million) for the fiscal first quarter ended June 30, 2006, due mainly to net income and decrease in trade accounts and notes receivable, which offset decrease in accrued expenses. Cash inflows from operating activities increased by JPY 59.4 billion (USD 516 million) compared with the corresponding period in 2005.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 377.4 billion (USD 3,276 million), due mainly to capital expenditures and acquisitions of finances subsidiaries-receivables, which offset collections of finance subsidiaries-receivables. Cash outflows from investing activities increased by JPY 188.8 billion (USD 1,638 million) compared with the corresponding period of in 2005.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 196.6 billion (USD 1,706 million), which arose due to proceeds from long-term debt and increase in short-term debt, which offset repayment of long-term debt and cash dividends paid. Cash inflows from financing activities increased by JPY173.5 billion (USD 1,506 million) compared with the corresponding period in 2005.

Management has classified cash dividends received from affiliates in operating activities in the consolidated statements of cash flows. Consequently management has revised the consolidated statements of cash flows for the fiscal first quarter ended June 30, 2005 to include such cash dividends in operating activities, instead of investing activities, to achieve a comparable presentation for all periods presented herein.

Forecasts for the Fiscal Year Ending March 31, 2007

FY2007 Forecasts for Consolidated Results

First half ending September 30, 2006

	Yen (billions)	Changes from FY 2006
Net sales and other operating revenue	5,270	+14.5%
Operating income	370	+11.1%
Income before income taxes and equity in income of affiliates	360	+14.8%
Net income	275	+12.5%

Fiscal year ending March 31, 2007

	Yen (billions)	Changes from FY 2006
Net sales and other operating revenue	10,700	+8.0%
Operating income	750	-13.7%
Income before income taxes and equity in income of affiliates	735	-9.8%
Net income	550	-7.9%
Basic net income per Common share	300.97	—

Explanatory note:

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Basic net income per common share was calculated based on the number of common shares after the stock split.

FY2007 Forecasts for Unconsolidated Results

First half ending September 30, 2006

	Yen (billions)	Changes from FY 2006
Net sales	1,875	+3.9%
Operating income	70	-42.2%
Ordinary income	135	-14.1%
Net income	113	-34.9%

Fiscal year ending March 31, 2007

	Yen (billions)	Changes from FY 2006
Net sales	3,950	+5.1%
Operating income	160	-33.3%
Ordinary income	280	-13.0%
Net income	220	-27.1%

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro for the first half of the year ending September 30, 2006 will be JPY 114 and JPY 144, for the second half of the year ending March 31, 2007, JPY 110 and JPY 135, and for the full year ending March 31, 2007, JPY 112 and JPY 139, respectively.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

[1] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Jun. 30, 2005	Three months ended Jun. 30, 2006
MOTORCYCLES

Japan	95	89
	(95)	(89)
North America	85	89
	(48)	(53)
Europe	116	105
	(114)	(102)
Asia	2,099	1,809
	(2,099)	(1,809)
Other Regions	186	288
	(181)	(285)

Total	2,581	2,380
	(2,537)	(2,338)

AUTOMOBILES

Japan	167	156
North America	420	456
Europe	72	71
Asia	133	153
Other Regions	48	60

Total	840	896

POWER PRODUCTS

Japan	121	137
North America	790	971
Europe	258	382
Asia	244	162
Other Regions	69	72

Total	1,482	1,724

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.
2.	Figures in brackets represent unit sales of motorcycles only.

[2] Net Sales Breakdown

For the three months ended June 30, 2005 and 2006

	Yen (millions)
	Three months ended Jun. 30, 2005		Three months ended Jun. 30, 2006
MOTORCYCLE BUSINESS

Japan	26,532	(10.1)%	26,876	(8.7)%
North America	51,089	(19.4)%	56,363	(18.2)%
Europe	66,378	(25.2)%	65,009	(21.0)%
Asia	75,295	(28.6)%	82,970	(26.7)%
Other Regions	43,893	(16.7)%	78,928	(25.4)%

Total	263,187	(100.0)%	310,146	(100.0)%

AUTOMOBILE BUSINESS

Japan	344,302	(18.7)%	329,898	(15.7)%
North America	1,071,257	(58.0)%	1,256,417	(60.0)%
Europe	168,043	(9.1)%	190,888	(9.1)%
Asia	174,746	(9.5)%	200,464	(9.6)%
Other Regions	87,623	(4.7)%	117,939	(5.6)%

Total	1,845,971	(100.0)%	2,095,606	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	5,114	(7.4)%	5,407	(6.0)%
North America	59,641	(86.8)%	79,156	(88.0)%
Europe	2,471	(3.6)%	2,795	(3.1)%
Asia	435	(0.6)%	626	(0.7)%
Other Regions	1,092	(1.6)%	2,004	(2.2)%

Total	68,753	(100.0)%	89,988	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	28,169	(32.5)%	33,911	(32.6)%
North America	30,927	(35.7)%	37,457	(36.0)%
Europe	18,094	(20.9)%	20,665	(19.9)%
Asia	5,760	(6.6)%	7,956	(7.7)%
Other Regions	3,718	(4.3)%	3,995	(3.8)%

Total	86,668	(100.0)%	103,984	(100.0)%

TOTAL

Japan	404,117	(17.8)%	396,092	(15.2)%
North America	1,212,914	(53.6)%	1,429,393	(55.0)%
Europe	254,986	(11.3)%	279,357	(10.8)%
Asia	256,236	(11.3)%	292,016	(11.2)%
Other Regions	136,326	(6.0)%	202,866	(7.8)%

Total	2,264,579	(100.0)%	2,599,724	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of unaffiliated customers.
2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

[3] Consolidated Financial Summary

For the three months ended June 30, 2005 and 2006

Financial Highlights

	Yen (millions)
	Three months ended Jun. 30, 2005	% Change	Three months ended Jun. 30, 2006
Net sales and other operating revenue	2,264,579	14.8%	2,599,724
Operating income	170,393	19.4%	203,521
Income before income taxes and equity in income of affiliates	144,308	29.6%	186,984
Net income	110,666	29.6%	143,402

	Yen
Basic net income per Common share	59.87		78.46
American depositary share	59.87		78.46

U.S. Dollar (millions)
Three months ended Jun. 30, 2006
Net sales and other operating revenue	22,559
Operating income	1,766
Income before income taxes and equity in income of affiliates	1,623
Net income	1,244

U.S. Dollar
Basic net income per Common share	0.68
American depositary share	0.68

Explanatory note:

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADR exchange ratio was changed from one share of common stock to two ADRs, to one share of common stock to one ADR. Basic net income per common stock and ADR were calculated based on the number common shares after the stock split.

[4] Consolidated Statements of Income and Retained Earnings

For the three months ended June 30, 2005 and 2006

	Yen (millions)
	Three months ended Jun. 30, 2005 (Unaudited)	Three months ended Jun. 30, 2006 (Unaudited)
Net sales and other operating revenue	2,264,579	2,599,724
Operating costs and expenses:
Cost of sales	1,591,130	1,861,266
Selling, general and administrative	380,476	418,622
Research and development	122,580	116,315

Operating income	170,393	203,521
Other income:
Interest	5,361	10,134
Other	900	1,026
Other expenses:
Interest	3,734	3,738
Other	28,612	23,959

Income before income taxes and equity in income of affiliates	144,308	186,984
Income tax (benefit) expense:
Current	61,221	67,133
Deferred	(6,436)	6,642

Income before equity in income of affiliates	89,523	113,209
Equity in income of affiliates	21,143	30,193

Net income	110,666	143,402
Retained earnings:
Balance at beginning of period	3,809,383	4,267,886
Cash dividends	34,220	54,784
Transfer to legal reserves	828	1,521

Balance at end of period	3,885,001	4,354,983

	Yen
Basic net income per
Common share	59.87	78.46
American depositary share	59.87	78.46

[5] Consolidated Balance Sheets

	Yen (millions)			Yen (millions)
Assets	Mar. 31, 2006 (Audited)	Jun. 30, 2006 (Unaudited)	change	Jun. 30, 2005 (Unaudited)	change
Current assets:
Cash and cash equivalents	747,327	737,069	(10,258)	725,568	11,501
Trade accounts and notes receivable	963,320	827,621	(135,699)	707,150	120,471
Finance subsidiaries-receivables, net	1,230,912	1,365,847	134,935	1,133,552	232,295
Inventories	1,036,304	1,066,515	30,211	928,871	137,644
Deferred income taxes	198,033	190,172	(7,861)	200,999	(10,827)
Other current assets	450,002	479,370	29,368	354,138	125,232

Total current assets	4,625,898	4,666,594	40,696	4,050,278	616,316

Finance subsidiaries-receivables, net	2,982,425	3,066,310	83,885	2,729,969	336,341

Investments and advances:
Investments in and advances to affiliates	408,993	430,265	21,272	373,791	56,474
Other, including marketable equity securities	298,460	259,790	(38,670)	276,744	(16,954)

Total investments and advances	707,453	690,055	(17,398)	650,535	39,520

Property, plant and equipment, at cost:
Land	384,447	398,287	13,840	366,898	31,389
Buildings	1,149,517	1,193,018	43,501	1,041,197	151,821
Machinery and equipment	2,562,507	2,595,768	33,261	2,283,632	312,136
Construction in progress	115,818	157,820	42,002	120,485	37,335

	4,212,289	4,344,893	132,604	3,812,212	532,681
Less accumulated depreciation and amortization	2,397,022	2,478,294	81,272	2,214,438	263,856

Net property, plant and equipment	1,815,267	1,866,599	51,332	1,597,774	268,825

Other assets	440,638	434,791	(5,847)	470,988	(36,197)

Total assets	10,571,681	10,724,349	152,668	9,499,544	1,224,805

[5] Consolidated Balance Sheets – continued

	Yen (millions)			Yen (millions)
Liabilities and Stockholders’ Equity	Mar. 31, 2006 (Audited)	Jun. 30, 2006 (Unaudited)	change	Jun. 30, 2005 (Unaudited)	change
Current liabilities:
Short-term debt	693,557	791,631	98,074	719,020	72,611
Current portion of long-term debt	657,645	726,137	68,492	559,298	166,839
Trade payables:
Notes	31,698	28,266	(3,432)	26,410	1,856
Accounts	1,099,902	1,036,212	(63,690)	928,184	108,028
Accrued expenses	930,115	855,592	(74,523)	894,876	(39,284)
Income taxes payable	110,160	79,760	(30,400)	74,237	5,523

Other current liabilities	466,332	471,912	5,580	466,552	5,360

Total current liabilities	3,989,409	3,989,510	101	3,668,577	320,933
Long-term debt, excluding current portion	1,879,000	1,955,221	76,221	1,698,201	257,020
Other liabilities	577,522	578,721	1,199	717,163	(138,442)

Total liabilities	6,445,931	6,523,452	77,521	6,083,941	439,511

Stockholders’ equity:
Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,529	172,529	—	172,531	(2)
Legal reserves	35,811	37,332	1,521	35,516	1,816
Retained earnings	4,267,886	4,354,983	87,097	3,885,001	469,982
Accumulated other comprehensive income (loss)
Adjustments from foreign currency translation	(375,777)	(391,474)	(15,697)	(571,454)	179,980
Net unrealized gains on marketable equity securities	62,710	55,315	(7,395)	35,438	19,877
Net unrealized gains (losses) on derivative instruments	(64)	(204)	(140)	—	(204)
Minimum pension liabilities adjustments	(94,056)	(94,100)	(44)	(202,713)	108,613

Total Accumulated other comprehensive loss, net	(407,187)	(430,463)	(23,276)	(738,729)	308,266
Treasury Stock	(29,356)	(19,551)	9,805	(24,783)	5,232

Total stockholders’ equity	4,125,750	4,200,897	75,147	3,415,603	785,294

Total liabilities and stockholders’ equity	10,571,681	10,724,349	152,668	9,499,544	1,224,805

[6] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2005 (Unaudited)	Three months ended Jun. 30, 2006 (Unaudited)
Cash flows from operating activities:
Net income	110,666	143,402
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,908	75,138
Deferred income taxes	(6,436)	6,642
Equity in income of affiliates	(21,143)	(30,193)
Cash dividends from affiliates	9,527	3,325
Provision for credit and lease residual losses on finance subsidiaries-receivables	11,147	4,882
Loss (gain) on derivative instruments, net	13,299	17,851
Decrease (increase) in assets:
Trade accounts and notes receivable	89,642	141,231
Inventories	(57,219)	(30,461)
Other current assets	(3,259)	(30,857)
Other assets	(27,930)	(10,357)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(71,343)	(45,837)
Accrued expenses	(34,902)	(74,419)
Income taxes payable	8,077	(29,993)
Other current liabilities	33,403	20,206
Other liabilities	(14,424)	6,437
Other, net	15,990	2,413

Net cash provided by operating activities	110,003	169,410

Cash flows from investing activities:
Increase in investments and advances	(3,534)	334
Decrease in investments and advances	128	187
Payment for purchase of available-for-sale securities	(80)	(1,537)
Proceeds from sales of available-for-sale securities	5,373	—
Payment for purchase of held-to-maturity securities	(4,298)	—
Proceeds from purchase of held-to-maturity securities	—	6,535
Capital Expenditures	(64,524)	(111,072)
Proceeds from sales of property, plant and equipment	2,634	4,160
Acquisitions of finance subsidiaries-receivables	(794,525)	(788,380)
Collections of finance subsidiaries-receivables	443,622	512,150
Proceeds from sales of finance subsidiaries-receivables	226,547	148

Net cash used in investing activities	(188,657)	(377,475)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(57,030)	89,811
Proceeds from long-term debt	237,700	316,068
Repayment of long-term debt	(118,049)	(145,794)
Cash dividends paid	(34,220)	(54,784)
Increase (decrease) in commercial paper classified as long-term debt	(28)	(32)
Payment for purchase of treasury stock, net	(5,342)	(8,647)

Net cash provided by financing activities	23,031	196,622

Effect of exchange rate changes on cash and cash equivalents	7,653	1,185

Net change in cash and cash equivalents	(47,970)	(10,258)
Cash and cash equivalents at beginning of period	773,538	747,327

Cash and cash equivalents at end of period	725,568	737,069

[7] Segment Information

1. Business Segment Information

For the three months ended June 30, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	263,187	1,845,971	68,753	86,668	2,264,579	—	2,264,579
Intersegment	—	—	779	3,970	4,749	(4,749)	—

Total	263,187	1,845,971	69,532	90,638	2,269,328	(4,749)	2,264,579
Cost of sales, SG&A and R&D expenses	252,871	1,712,782	49,679	83,603	2,098,935	(4,749)	2,094,186

Operating income	10,316	133,189	19,853	7,035	170,393	—	170,393

Assets	856,993	4,269,798	4,515,515	249,334	9,891,640	(392,096)	9,499,544
Depreciation and amortization	6,280	46,457	134	2,037	54,908	—	54,908
Capital expenditures	8,690	54,078	316	1,440	64,524	—	64,524

For the three months ended June 30, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	310,146	2,095,606	89,988	103,984	2,599,724	—	2,599,724
Intersegment	—	—	907	4,426	5,333	(5,333)	—

Total	310,146	2,095,606	90,895	108,410	2,605,057	(5,333)	2,599,724
Cost of sales, SG&A and R&D expenses	297,006	1,945,523	61,637	97,370	2,401,536	(5,333)	2,396,203

Operating income	13,140	150,083	29,258	11,040	203,521	—	203,521

Assets	979,563	4,800,348	5,204,163	285,704	11,269,778	(545,429)	10,724,349
Depreciation and amortization	8,429	64,156	210	2,343	75,138	—	75,138
Capital expenditures	11,470	84,471	275	1,838	98,054	—	98,054

Explanatory notes:

1.	Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products:
2.	Principal products of each segment.

Business	Principal products
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts
Automobile business	Automobiles and relevant parts
Financial services business	Financial and insurance services
Power product & other businesses	Power products and relevant parts, and others

3.	Corporate assets, which are accounted for under assets, are included in Eliminations and amounted to JPY 418,133 million for the year ended June 30, 2005 and JPY 316,984 million for the year ended June 30, 2006, which consist primarily of cash and cash equivalents and marketable securities held by parent company.

2. Geographical Segment Information

For the three months ended June 30, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	478,867	1,215,830	253,208	203,812	112,862	2,264,579	—	2,264,579
Transfers between geographical segments	581,557	32,689	44,129	27,770	4,093	690,238	(690,238)	—

Total	1,060,424	1,248,519	297,337	231,582	116,955	2,954,817	(690,238)	2,264,579
Cost of sales, SG&A and R&D expenses	1,013,204	1,175,765	284,573	212,411	103,322	2,789,275	(695,089)	2,094,186

Operating income	47,220	72,754	12,764	19,171	13,633	165,542	4,851	170,393

Assets	2,479,971	5,382,150	642,108	574,228	225,685	9,304,142	195,402	9,499,544

For the three months ended June 30, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	489,135	1,433,544	277,512	229,343	170,190	2,599,724	—	2,599,724
Transfers between geographical segments	620,146	34,382	47,615	58,195	6,735	767,073	(767,073)	—

Total	1,109,281	1,467,926	325,127	287,538	176,925	3,366,797	(767,073)	2,599,724
Cost of sales, SG&A and R&D expenses	1,060,321	1,353,442	318,677	268,101	161,707	3,162,248	(766,045)	2,396,203

Operating income	48,960	114,484	6,450	19,437	15,218	204,549	(1,028)	203,521

Assets	2,695,723	6,213,476	788,775	751,208	343,534	10,792,716	(68,367)	10,724,349

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.
2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

3.	Corporate assets, which are accounted for under assets, are included in Eliminations and amounted to JPY 418,133 million for the year ended June 30, 2005 and JPY 316,984 million for the year ended June 30, 2006, which consist primarily of cash and cash equivalents and marketable securities held by parent company.

3. Overseas Sales

For the three months ended June 30, 2005

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,212,914	254,986	256,236	136,326	1,860,462
Consolidated sales					2,264,579
Overseas sales ratio to consolidated sales	53.6%	11.3%	11.3%	6.0%	82.2%

For the three months ended June 30, 2006

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,429,393	279,357	292,016	202,866	2,203,632
Consolidated sales					2,599,724
Overseas sales ratio to consolidated sales	55.0%	10.7%	11.2%	7.9%	84.8%

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.
2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

[8] (A) Consolidated Balance Sheets

Divided into non-financial services businesses and finance subsidiaries

	Yen (millions)			Yen (millions)
	Mar. 31, 2006	Jun. 30, 2006	Change	Jun. 30, 2005	Change
Assets
<Non-financial services businesses>
Current Assets:	3,788,184	3,699,333	(88,851)	3,393,584	305,749
Cash and cash equivalents	727,735	718,303	(9,432)	707,748	10,555
Trade accounts and notes receivable	504,101	420,601	(83,500)	373,631	46,970
Inventories	1,036,304	1,066,515	30,211	928,871	137,644
Other current assets	1,520,044	1,493,914	(26,130)	1,383,334	110,580
Investments and advances	955,338	946,378	(8,960)	872,848	73,530
Property, plant and equipment, net	1,795,173	1,846,144	50,971	1,578,242	267,902
Other assets	225,575	204,755	(20,820)	275,633	(70,878)

Total assets	6,764,270	6,696,610	(67,660)	6,120,307	576,303
<Finance Subsidiaries>
Cash and cash equivalents	19,592	18,766	(826)	17,820	946
Finance subsidiaries-short-term receivables, net	1,240,581	1,390,784	150,203	1,148,423	242,361
Finance subsidiaries-long-term receivables, net	2,982,832	3,067,389	84,557	2,731,113	336,276
Other assets	765,053	727,224	(37,829)	618,159	109,065

Total assets	5,008,058	5,204,163	196,105	4,515,515	688,648
Eliminations	(1,200,647)	(1,176,424)	24,223	(1,136,278)	(40,146)

Total assets	10,571,681	10,724,349	152,668	9,499,544	1,224,805

Liabilities and Stockholders’ Equity
<Non-financial services businesses>
Current liabilities:	2,355,999	2,229,538	(126,461)	2,235,044	(5,506)
Short-term debt	171,122	190,908	19,786	242,665	(51,757)
Current portion of long-term debt	9,138	10,077	939	5,628	4,449
Trade payables	1,144,159	1,075,568	(68,591)	966,761	108,807
Accrued expenses	763,879	696,994	(66,885)	751,097	(54,103)
Other current liabilities	267,701	255,991	(11,710)	268,893	(12,902)
Long-term debt, excluding current portion	34,396	33,303	(1,093)	21,178	12,125
Other liabilities	575,034	576,267	1,233	712,772	(136,505)

Total liabilities	2,965,429	2,839,108	(126,321)	2,968,994	(129,886)
<Finance Subsidiaries>
Short-term debt	1,369,177	1,420,579	51,402	1,293,620	126,959
Current portion of long-term debt	653,276	720,827	67,551	555,876	164,951
Accrued expenses	181,140	170,426	(10,714)	151,460	18,966
Long-term debt, excluding current portion	1,858,362	1,935,664	77,302	1,690,258	245,406
Other liabilities	392,316	380,544	(11,772)	352,089	28,455

Total liabilities	4,454,271	4,628,040	173,769	4,043,303	584,737
Eliminations	(973,769)	(943,696)	30,073	(928,356)	(15,340)

Total liabilities	6,445,931	6,523,452	77,521	6,083,941	439,511
Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,529	172,529	—	172,531	(2)
Legal reserves	35,811	37,332	1,521	35,516	1,816
Retained earnings	4,267,886	4,354,983	87,097	3,885,001	469,982
Accumulated other comprehensive income (loss)	(407,187)	(430,463)	(23,276)	(738,729)	308,266
Treasury stock	(29,356)	(19,551)	9,805	(24,783)	5,232

Total stockholders’ equity	4,125,750	4,200,897	75,147	3,415,603	785,294

Total liabilities and stockholders’ equity	10,571,681	10,724,349	152,668	9,499,544	1,224,805

[8] (B) Consolidated Statements of Cash Flows

Divided into non-financial services businesses and finance subsidiaries

For the three months ended June 30, 2005 and 2006

For the three months ended June 30, 2005

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	106,776	3,902
Adjustments to reconcile net income to net cash provided by operating activities:	—
Depreciation and amortization	54,774	134
Deferred income taxes	19,842	(26,278)
Equity in income of affiliates	(21,041)	—
Cash dividends from affiliates	9,527	—
Loss (gain) on derivative instruments, net	(796)	14,095
Decrease (increase) in trade accounts and notes receivable	49,426	41,661
Decrease (increase) in inventories	(57,219)	—
Increase (decrease) in trade payables	(67,798)	—
Other, net	(17,357)	2,868

Net cash provided by operating activities	76,134	36,382

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(46,138)	—
Capital expenditures	(64,208)	(316)
Proceeds from sales of property, plant and equipment	2,543	91
Decrease (increase) in finance subsidiaries-receivables	—	(131,409)

Net cash used in investing activities	(107,803)	(131,634)

Free cash flow (Cash flows from operating and investing activities)	(31,669)	(95,252)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	10,445	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	15,241	(24,928)
* Proceeds from long-term debt	2,424	243,849
* Repayment of long-term debt	(3,922)	(121,764)
Proceeds from issuance of common stock	—	—
Cash dividends paid	(34,232)	—
Increase (decrease) in commercial paper classified as long-term debt	—	(28)
Payment for purchase of treasury stock, net	(5,342)	—

Net cash provided by (used in) financing activities	(25,831)	97,129

Effect of exchange rate changes on cash and cash equivalents	7,354	299

Net change in cash and cash equivalents	(50,146)	2,176
Cash and cash equivalents at beginning of period	757,894	15,644

Cash and cash equivalents at end of period	707,748	17,820

[8] (B) Consolidated Statements of Cash Flows – continued

Divided into non-financial services businesses and finance subsidiaries

For the three months ended June 30, 2005 and 2006

For the three months ended June 30, 2006

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	123,054	20,361
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	74,928	210
Deferred income taxes	5,185	1,457
Equity in income of affiliates	(30,193)	—
Cash dividends from affiliates	3,325	—
Loss (gain) on derivative instruments, net	22,823	(4,972)
Decrease (increase) in trade accounts and notes receivable	91,631	52,944
Decrease (increase) in inventories	(30,461)	—
Increase (decrease) in trade payables	(47,306)	—
Other, net	(92,775)	(11,257)

Net cash provided by operating activities	120,211	58,743

Cash flows from investing activities:
* Decrease (increase) in investments and advances	25,206	—
Capital expenditures	(110,797)	(275)
Proceeds from sales of property, plant and equipment	4,040	120
Decrease (increase) in finance subsidiaries-receivables	—	(292,022)

Net cash used in investing activities	(81,551)	(292,177)

Free cash flow (Cash flows from operating and investing activities)	38,660	(233,434)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	11,360	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	13,553	55,413
* Proceeds from long-term debt	5,196	310,875
* Repayment of long-term debt	(4,617)	(141,226)
Proceeds from issuance of common stock	—	7,613
Cash dividends paid	(54,797)	—
Increase (decrease) in commercial paper classified as long-term debt	—	(32)
Payment for purchase of treasury stock, net	(8,647)	—

Net cash provided by (used in) financing activities	(49,312)	232,643

Effect of exchange rate changes on cash and cash equivalents	1,220	(35)

Net change in cash and cash equivalents	(9,432)	(826)
Cash and cash equivalents at beginning of period	727,735	19,592

Cash and cash equivalents at end of period	718,303	18,766

Explanatory notes:

1.	The cash flows derived from non-financial services businesses loans to finance subsidiaries were included in the items of “Decrease (increase) in investments and advances” of Non financial services businesses, and “Increase (decrease) in short-term debt”, “Proceeds from long-term debt” and “Repayment of long-term debt” of Finance subsidiaries (marked by *). Free cash flow of Non financial services businesses excluding the decrease in loans to finance subsidiaries are stated for the readers’ information.

Loans from non-financial services businesses to finance subsidiaries increased by JPY 42,114 million for the fiscal first quarter ended June 30, 2005, and decreased by JPY 27,300 million for the fiscal first quarter ended June 30, 2006.

2.	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

Explanatory notes:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 389

2.	Affiliated companies

Number of affiliated companies: 100

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 53

Reduced through reorganization: 3

Affiliated companies:

Newly formed affiliated companies: 4

Reduced through reorganization: 19

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its shares as American Depositary Receipts on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the fiscal first quarter ended June 30, 2006 were ¥114.50=U.S.$1 and ¥143.78= euro 1. The average exchange rates for the corresponding period last year were ¥107.69=U.S.$1 and ¥135.57= euro 1.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥115.24=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2006.

7.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002. Also, the Company decided to change of ratio of its ADR to Honda’s underlying Shares. As a result, one American Share which represented one-half of one Share represented one Share and the change of ratio of ADR was handled by Honda’s depositary, JPMorgan Chase Bank, and the first trading date with the new ratio was Monday, July 3, 2006.

8.	Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income. The amount of minority interest recognized in earnings, included in “Other expenses: Other,” for the fiscal first quarter ended June 30, 2005 and 2006 were JPY 3,734 million and JPY 4,381 million, respectively.

9.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

10.	Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

11.	Honda does not amortize goodwill but instead is tested for impairment at least annually.

12.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

13.	Honda applies hedge accounting for some of fits forward foreign currency exchange contracts between the Company and its subsidiaries.

14.	The allowance for credit losses for finance-subsidiaries receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

15.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

16.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. If the provisions for retirement benefits are less than the unfunded accumulated benefit obligations, accrued pension cost is adjusted as an additional minimum pension liability that is at least equal to the unfunded accumulated benefit obligation. Unrecognized net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Unrecognized prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees.

Unrecognized actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

17.	Our warranty expense accruals are costs for general warranties on product we sell, products recalls and service actions outside the general warranties. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs.

18.	On April 26, 2006, the Board of Directors declared a two-for -one stock split of the Company’s common stock. All shareholders of record on June 30, 2006 received one additional share of common stock for each share on July 1, 2006. Information pertaining to earnings per share included in the accompanying consolidated financial statements for all periods presented have been adjusted to retroactively reflect the stock split.

Notes to Consolidated balance sheets:

1.	The allowance for doubtful trade accounts and notes receivable, and the allowance for credit losses for finance subsidiaries-receivables are as follows: Yen (millions)

	Mar.31, 2006	Jun. 30, 2006	Jun. 30, 2005
The allowance for doubtful trade accounts and notes receivables	10,689	8,957	10,350
The allowance for credit losses for finance subsidiaries-receivables	32,950	34,424	33,058

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness are as follows: Yen (millions)

	Mar.31, 2006	Jun. 30, 2006	Jun. 30, 2005
Property, plant and equipment	22,592	32,238	7,653
A finance subsidiary pledged as collateral finance subsidiaries-receivables	8,993	6,451	6,120

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to costs for their housing costs are as follows: Yen (millions)

	Mar.31, 2006	Jun. 30, 2006	Jun. 30, 2005
Bank loans of employees for their housing costs	46,737	44,828	52,135

If an employee defaults on his/her loan payments, Honda is required to perform its obligation under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of June 30, 2006, no amount has been accrued for any possible estimated losses under the guarantee obligations, as it is probable that the employees will be able to make all scheduled payments.

Reclassifications:

Certain reclassifications have been made consolidated financial statements to conform to the presentation used for the fiscal first quarter ended June 30, 2006. In the fiscal first quarter ended June 30, 2006, management has classified cash dividends from affiliates in operating activities in the consolidated statements of cash flows.